Exhibit 99.1

July 11, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Citycon Oyj. for the Second Quarter of 2012

Below please find an announcement from Citycon Oyj. (a subsidiary of Gazit-Globe Ltd. of which it holds approximately 48% ownership), whose shares are publicly-traded on the Helsinki Stock Exchange, regarding its second quarter 2012 financial results, as published on July 11, 2012, in Finland.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

CITYCON

Q2

CITYCON OYJ
INTERIM REPORT
1 JANUARY–30 JUNE 2012

Citycon in Brief

Citycon focuses on the shopping centre business in the Nordic and Baltic countries. The company’s shopping centres are actively managed and developed by the company’s locally-based professionals. In the Nordic countries, Citycon is a pioneer in adhering to sustainable development principles in its shopping centre business. Citycon strives to enhance the commercial appeal of its properties, taking account of the specific characteristics of each property’s catchment area, such as purchasing power, competition and consumer demand. The ultimate goal is to create rental premises generating added value for tenants and customers.

At the end of June 2012, Citycon owned 36 shopping centres and 40 other retail properties. In addition, the company manages and leases two shopping centres without owning them. Of the shopping centres owned by the company, 23 are located in Finland, 9 in Sweden and 4 in the Baltic countries.

Contents

Summary of the Second Quarter of 2012 Compared with the Previous Quarter	2
Summary of the Period January – June 2012 Compared with the Corresponding Period of 2011	2
Key Figures	3
CEO’s Comment	3
Main Events	3
Events after the Reporting Period	4
Outlook	5
Business Environment	5
Short-term Risks and Uncertainties	6
Property Portfolio	6
Financial Performance	8
Statement of Financial Position and Financing	11
Cash Flow Statement	12
Financial Performance of Business Units	12
Finland	13
Sweden	14
Baltic Countries	15
Environmental Responsibility	16
Governance	17
EPRA Key Performance Measures	18
Interim Condensed Consolidated Financial Statements 1 January–30 June 2012, IFRS	21
Notes to Interim Condensed Consolidated Financial Statements	25
Auditor’s Report	33

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Citycon Oyj’s Interim Report for 1 January–30 June 2012

The first half of the year showed good like-for-like net rental income growth of 4.9 per cent and occupancy rate improved to 95.6 per cent (95.1%).

Summary of the Second Quarter of 2012 Compared with the First Quarter of the Year

•	Turnover increased to EUR 58.4 million (Q1/2012: EUR 57.8 million).

•

Net rental income increased by EUR 2.2 million, or 5.8 per cent, to EUR 39.7 million (EUR 37.5 million), mainly due to acquisition of Arabia, completed (re)development projects and lower property operating expenses reflecting ordinary seasonal variations.

•

EPRA operating profit increased by EUR 2.2 million, or 7.0 per cent to EUR 33.1 million (EUR 31.0 million) mainly due to higher net rental income. EPRA earnings per share increased to EUR 0.06 (EUR 0.05). EPRA key figures exclude non-recurring items such as fair value changes of investment properties.

•

The fair value change of investment properties was EUR 0.1 million (EUR 5.9 million) and the fair value of investment properties totalled EUR 2,602.0 million (EUR 2,547.8 million). The average net yield requirement for investment properties was 6.4 per cent (6.4%).

Summary of January – June of 2012 Compared with the Corresponding Period of 2011

•	Turnover increased to EUR 116.2 million (Q1-Q2/2011: EUR 106.0 million).

•

Net rental income increased by EUR 8.5 million, or 12.4 per cent, to EUR 77.3 million (EUR 68.7 million). Completion of redevelopment projects and the acquisitions of the Kristiine, Högdalen Centrum and Arabia shopping centres increased net rental income by EUR 6.9 million.

•	Net rental income from like-for-like properties increased by EUR 2.7 million, or 4.9 per cent, excluding the impact of the strengthened Swedish krona.

•	Earnings per share were EUR 0.10 (EUR 0.08).

•	EPRA EPS (basic) was EUR 0.11 (EUR 0.11).

•	Net cash from operating activities per share increased to EUR 0.11 (EUR 0.08) mainly due to higher operational performance as well as timing differences and extraordinary items.

•	The company specifies its guidance regarding turnover, EPRA operating profit and EPRA Earnings.

Key Figures

IFRS based key figures	Q2/2012	Q2/2011	Q1/2012	Q1-Q2/2012	Q1-Q2/2011	Change-% 1)	2011
Turnover, EUR million	58.4	54.1	57.8	116.2	106.0	9.6%	217.1
Net rental income, EUR million	39.7	36.3	37.5	77.3	68.7	12.4%	144.3
Profit/loss attributable to parent company shareholders, EUR million	10.9	7.9	15.8	26.6	19.1	39.7%	13.0
Earnings per share (basic), EUR	0.04	0.03	0.06	0.10	0.08	23.0%	0.05
Net cash from operating activities per share, EUR	0.06	-0.01	0.05	0.11	0.08	44.2%	0.25
Fair value of investment properties, EUR million			2,547.8	2,602.0	2,506.4	3.8%	2,522.1
Equity ratio,%			35.9	35.0	34.8	0.6%	36.0

EPRA based key figures	Q2/2012	Q2/2011	Q1/2012	Q1-Q2/2012	Q1-Q2/2011	Change-% 1)	2011
EPRA operating profit, EUR million	33.1	30.2	31.0	64.1	57.2	12.0%	117.4
% of turnover	56.8%	56.0%	53.6%	55.2%	54.0%	2.2%	54.1%
EPRA Earnings, EUR million	15.6	13.2	14.3	29.9	25.8	15.7%	53.3
EPRA Earnings per share (basic), EUR	0.06	0.05	0.05	0.11	0.11	1.9%	0.21
EPRA NAV per share, EUR			3.54	3.60	3.73	-3.5%	3.62
EPRA NNNAV per share, EUR			3.19	3.21	3.43	-6.6%	3.29

1)	Change-% is calculated from exact figures and refers to the change between 2012 and 2011.

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CEO’s Comment

Comments from Citycon Oyj’s Chief Executive Officer Marcel Kokkeel on the first half of 2012:

“The first half of 2012 showed good rental growth: we were able to increase our like-for-like net rental income by 4.9 per cent.

Our leasing efforts continued to bring positive results: during the period, we were for example able to sign an agreement with Hennes & Mauritz to enter the Estonian market by opening two stores in our centres in Tallinn, latest next year. This is a perfect example of successful cross-border leasing and it shows the benefits of our Nordic-Baltic strategy.

Also we entered the Danish market by acquiring Albertslund Centrum. The shopping centre fits well into our portfolio: it is a very well located, urban shopping centre, dominant in its catchment area with great repositioning and redevelopment potential. The acquisition is a solid vantage point and low risk entrance to the local market.

We see good signs from additional income generation by specialty leasing and internal extensions as well as from cost management. Energy consumption was down in all our operating regions compared to last year due to improved energy reduction activities. Despite increased energy taxes and prices, some cost savings were reached. We will continue pursuing this viable alliance between sustainability and economic results.

Two (re)development projects were completed, Magistral in Tallinn and Myllypuro in Helsinki. (Re)development projects will continue to be our main source of organic growth in the future even though we have only three projects currently on-going. We continue planning several redevelopment and extension projects in our best shopping centres.

The company will maintain its focus on income enhancement and solid cash flows going forward. Financing and especially diversification of funding sources as well as property disposals will remain our top priority: the EUR 150 million bond we issued in May is a clear proof of that.”

Main Events

Financing

In May, the company issued a EUR 150 million senior unsecured domestic bond. The five-year bond matures on 11 May 2017. The bond carries fixed annual interest at the rate of 4.25 per cent, payable annually.

Leasing Activity

The occupancy rate for shopping centres increased to 96.8 per cent (96.5%), especially due to good development in the Swedish shopping centres. The occupancy rate for the entire property portfolio was 95.6 per cent (95.1%).

During the period Citycon signed a contract with Hennes & Mauritz regarding the opening of two stores in Tallinn in order to bring the chain into Estonian market. The stores will be opened in autumn 2013 at the latest.

Acquisitions and Disposals

On 7 June, Citycon entered into an agreement to purchase shopping centre Albertslund Centrum in Greater Copenhagen area in Denmark from the Municipality of Albertslund for DKK 181 million (approximately EUR 24 million). This is the company’s first acquisition in Denmark. The shopping centre’s gross leasable area is currently approximately 16,000 square metres. The transaction also includes a grocery store extension which will be purchased at the time of its completion in the end of 2014. The extension will increase the GLA to approximately 20,000 square metres. The occupancy rate of the shopping centre is 97.5 per cent. On the acquisition date, the net initial yield on the investment was approximately 7.5 per cent. The deal was closed early July. More information on the transaction is available in the stock exchange release issued on 7 June 2012.

In April, Citycon acquired shopping centre Arabia in Helsinki, Finland, for EUR 19.5 million from Tapiola Group. Shopping centre Arabia is located some four kilometres north-east from Helsinki CBD on a lot owned by the City of Helsinki. This shopping centre has a gross leasable area of approximately 14,000 square metres, with 11,400 square metres of retail premises. The net initial yield on the acquisition price was around 6 per cent but it is expected to grow rapidly to 7 per cent after the planned commercial development measures have been implemented. The shopping centre houses more than 30 stores and its occupancy rate at the time of the acquisition stood at 93.0 per cent. More information on the transaction is available in the stock exchange release issued on 4 April 2012.

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Also in April, the company acquired the remaining minority shares in shopping centre Koskikeskus by buying out 41.7 per cent of the shares in MREC Kiinteistö Oy Tampereen Koskenranta in Tampere, Finland, one of the MREC’s of Koskikeskus, for EUR 7.8 million. Following the acquisition, the company owns shopping centre Koskikeskus in its entirety, which will facilitate the smooth completion of the redevelopment project going on in the centre.

The company divested four non-core properties, two in Sweden and two in Finland. In addition, Citycon agreed on the sale of two residential companies in Sweden for a total price of SEK 140 million (about EUR 15.6 million). These transactions are expected to be completed in July and August.

Redevelopment projects

Shopping centre Magistral in Tallinn reopened for business in May after the completion of an eight-month renovation and extension project. The property was fully leased out. The leasable area of the shopping centre increased by 2,200 square metres to 11,700 square metres.

The last part of the development project carried out at shopping centre Myllypuron Ostari in Myllypuro, Helsinki, was completed in May.

The redevelopment project of shopping centre Koskikeskus in Tampere is Citycon’s largest on-going project, involving an estimated investment of EUR 37.9 million. The project is proceeding as planned. The shopping centre is open and continues to serve customers during the entire project.

Other events

Citycon changed its Group structure as of 1 April 2012. The change was executed through business transfers where Citycon’s Finnish real estate operations were transferred to two new holding companies Citycon Finland Oy and Etelä-Suomen Kauppakiinteistöt Oy. Following the business transfers these companies own, manage and maintain Citycon’s properties in Finland. This change will not impact any of Citycon’s other operations.

Michael Schönach, Citycon’s Executive Vice President, Finnish Operations, and member of the Corporate Management Committee left his position in the company as of 15 May 2012. Further, Nils Styf was appointed Citycon Oyj’s Chief Investment Officer and member of the Corporate Management Committee. He took up his position in June.

Events after the Reporting Period

On 7 June 2012, Citycon announced the signing of an agreement to acquire shopping centre Albertslund Centrum in the municipality of Albertslund, west of Copenhagen, Denmark, for DKK 181 million (approximately EUR 24 million). Closing of the transaction took place on 1 July 2012.

On 2 July, Citycon acquired the Citytalo property, located in Oulu, Northern Finland, at a purchase price of EUR 13.5 million from the local parish union and private owners. Situated in the heart of Oulu’s city centre, the Citytalo property is adjacent to shopping centre Galleria, owned by Citycon. Citytalo has a total leasable area of around 2,800 square metres. The premises are fully leased, with Clas Ohlson, Gina Tricot and DinSko as anchor tenants. The extension and redevelopment project of shopping centre Galleria, currently being planned, is the main reason for acquiring the Citytalo property. At the time of acquisition, its net yield is around 6.5 per cent.

On 2 July, Citycon acquired 25 per cent of shopping centre Strömpilen and retail property called Länken located in Umeå, Sweden for SEK 121 million (approximately EUR 13.8 million) from Balticgruppen AB. Citycon acquired 75 per cent of the properties in June 2007 and the seller Balticgruppen AB remained as a minority owner with 25 per cent share. At the time of signing the initial purchase agreement the parties entered into a shareholders’ agreement, whereby the minority owner was granted the right to sell its share to Citycon within a certain period of time. The realized transaction relates to this agreement. The purchase price has been determined in accordance with said agreement and is in-line with the most recent fair value of the properties. Following the acquisition, Citycon owns shopping centre Strömpilen and retail property Länken entirely.

On 16 May, Citycon agreed to sell all the shares in Citycon Jakobsberg Bostäder 3 AB for SEK 90.0 million (approx. EUR 10.0 million) to Lärjungen Lägenheter 18 AB owned by Akelius Lägenheter AB. Closing of the transaction took place on 2 July 2012. The sold company owned 129 apartments in Jakobsbergs Centrum in the municipality of Järfälla in Sweden. The aggregate gross leasable area of the apartments is approximately 9,800 square meters. Citycon recognizes a gain on sale of approximately EUR 2.9 million on the transaction.

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Outlook

Citycon continues to focus on increasing both its net cash flow from operating activities and its direct operating profit. In order to implement this strategy, the company is pursuing value-added activities, selected acquisitions and proactive asset management.

Initiation of planned projects will be carefully evaluated against strict pre-leasing criteria. Citycon intends to continue the divestment of its non-core properties, in order to improve its property portfolio and strengthen its financial position. The company has identified non-core assets worth approximately EUR 200 million to be sold, although there is no guarantee that such transactions can be executed in the prevailing uncertain market conditions during 2012. The company is also considering alternative property financing sources.

In 2012, Citycon expects to continue generating solid cash flow and anticipates that its turnover will grow by EUR 13–19 million and its EPRA operating profit by EUR 12–18 million compared with the previous year, based on the existing property portfolio including recent acquisitions and divestments. The company expects its EPRA earnings to increase by EUR 5–11 million from the previous year. Furthermore, it forecasts that its EPRA EPS (basic) will be EUR 0.21–0.23 based on the existing property portfolio and number of shares. These estimates are based on already completed (re)development projects and those that will be completed in the future, as well as on the prevailing level of inflation and the euro-krona exchange rate, and current interest rates. Properties taken offline for planned development projects will reduce net rental income during the year.

Business Environment

On the whole, positive signs were seen in Citycon’s operating countries in the first months of 2012, with growing retail, but the uncertainty in the markets has mounted due to the government debt situation in some eurozone countries.

Retail sales grew in both Finland, Sweden and Estonia. The total retail sales growth rate for the first five months was 5.6 per cent in Finland, 2.9 per cent in Sweden and 9.0 per cent in Estonia. (Sources: Statistics Finland, Statistiska Central Byrån, Statistics Estonia)

Household consumer confidence remained strong in Finland and Sweden, where the household consumer confidence indicator was still positive, unlike in Estonia and Lithuania (Eurostat).

Retail sales growth and the inflation rate are key factors for Citycon’s business and have an impact on the rents from retail premises. Consumer prices continued to rise at the beginning of the year in all of Citycon’s operating countries. In May, inflation was 3.1 per cent in Finland, 1.0 per cent in Sweden, 3.8 per cent in Estonia and 2.5 per cent in Lithuania. (Statistics Finland, Statistiska Central Byrån, Statistics Estonia, Statistics Lithuania).

In Finland and Sweden, seasonally adjusted unemployment is lower than the European Union average (10.3%): at the end of May, the unemployment rate in Finland was 7.6 per cent and in Sweden 7.8 per cent. In Estonia and Lithuania, the unemployment rates remain high: in March, 10.9 per cent in Estonia and 13.7 per cent in Lithuania. (Eurostat)

The instability of the financial market in Europe is affecting the availability and margins of debt financing.

Property Market

Demand for investment has been increasing in the Finnish property investment market but the supply of prime assets has limited transactional activities. Despite a retail investment volume in H1 2012, which was about 25 per cent higher than the figure for H1 2011, no major increase in transaction volumes is in forecast for 2012. As a result of strong investment demand, shopping centre prime yields have remained stable but the secondary yields are facing upward pressure. As a consequence of relatively strong development in retail sales, retail rents have also been increasing, although such increases have been concentrated in the very best locations only.

In Sweden the retail property transaction volume for the first half of 2012 was lower than in the previous year being only about 40 per cent of the transaction volume of H1 2011. Prime yields for shopping centres have remained stable over the last four quarters.

Despite global turmoil the outlook for Estonian retail is positive. Also property investment market has activated and retail yields have dropped below 8 per cent. (Source: Jones Lang LaSalle Finland Oy)

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Tenants’ Sales and Footfall in Citycon’s Shopping Centres

During the period, total sales in Citycon’s shopping centres grew by 7 per cent and the footfall increased by 2 per cent, year-on-year. Sales growth was seen in all of the company’s operating countries: 6 per cent in Finland, 6 per cent in Sweden and 12 per cent in the Baltic countries. The footfall increased by 2 per cent in Finland, by 5 per cent in Sweden, but decreased by 2 per cent in the Baltic countries as one centre was closed until May for redevelopment. Positive developments in sales and footfall are mainly attributable to redevelopment projects completed in recent years. Like-for-like shopping centre sales grew by 4 per cent and footfall by1 per cent and both were positive in all operating countries.

Short-Term Risks and Uncertainties

Citycon’s Board of Directors considers the company’s major short-term risks and uncertainties to be associated with economic development in the company’s operating regions, which affects demand, vacancy rates and market rents in retail premises. In addition, key near-term risks include rising financial expenses due to higher loan margins, reduced availability of debt financing and the fair value development of properties in uncertain economic conditions.

Although the financial crisis’ effects on both rent levels for retail premises and occupancy rates have so far been minor in Citycon’s operating areas, demand for retail premises, reduction of vacancy rates and lower market rent levels pose challenges in a sluggish economic environment. Economic developments, particularly trends impacting on consumer confidence and consumer behaviour, inevitably affect demand for retail premises. Sovereign debt problems in the euro area have continued during 2012, and as a result, financial growth forecasts for 2012 involve more uncertainty than normally is the case. Risks to economic growth are still present and in conditions of weak economic growth, rental levels of retail premises typically fall, leasing of new premises is more difficult, and vacancy rates rise.

Implementation of Citycon’s growth strategy requires new financing, which means that risks associated with the availability and cost of financing are of fundamental importance to Citycon. Banks’ willingness to lend money to real estate companies continues to be moderate, the availability of financing is limited and loan margins have remained on a high level or even increased further. In the future, tightening regulation of the banking and insurance sectors (Basel III and Solvency II regulations) is likely to support the elevated costs of debt financing, and to limit the availability of long-term bank loans. This will probably raise the cost of Citycon’s new loan financing. So far this change in margins has been mitigated by reduced underlying base rates and Citycon’s active financing policy. Over the next few years, Citycon will have to refinance loan agreements which were signed at low margins before the financial crisis, and consequently, the margins on these loans will rise. Such a rise in loan margins is likely to push Citycon’s average interest rate upwards in the future, even if market interest rates remain largely unchanged.

The company is actively seeking to diversify its funding sources, as demonstrated by the EUR 150 million domestic bond issue in May, in order to mitigate the risks related to bank financing, but there are no guarantees, that such alternative funding sources would be available in the future at cost efficient prices.

The fair value development of investment properties continues to be characterised by high uncertainty caused by the sovereign debt crisis and the resulting harsh economic conditions. Several factors affect the fair value of the investment properties owned by Citycon, such as general and local economic development, interest rate levels, foreseeable inflation, the market rent trend, vacancy rates, property investors’ yield requirements and the competitive environment. This uncertainty is reflected most strongly on retail properties that are located outside major cities, or which are otherwise less attractive, because investor demand is not currently focused on these properties, and banks are not particularly keen to offer financing for such projects. Yet, at the same time, the fair value of the best shopping centres, which attract investor interest in uncertain conditions, remained stable or even increased during 2012.

The company’s short-term risks and uncertainties, as well as its risk management and risk management principles, are discussed in more depth at www.citycon.com/riskmanagement, on pages 40-42 of the Financial Statements for 2011, and on pages 73–74 of the Annual Report for 2011.

Property Portfolio

Citycon’s strategy is to focus on quality shopping centres in the Nordic and Baltic countries. Citycon seeks growth, both through shopping centre acquisitions and the redevelopment and expansion of its existing shopping centres. In its updated strategy released in the summer of 2011, Citycon defined supermarkets and shops as non-core properties and announced its intention to divest these properties within the next few years.

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At the end of June, the fair value of Citycon’s property portfolio totalled EUR 2,602.0 million (EUR 2,506.4 million) and the company owned 36 (36) shopping centres and 41 (46) other properties. Of the shopping centres, 23 (23) were located in Finland, 9 (9) in Sweden and 4 (4) in the Baltic countries. In June, the company agreed on the acquisition of its first shopping centre in Denmark. The transaction was completed in early July.

Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 77.0 million (EUR 163.3 million), with new property acquisitions accounting for EUR 27.4 million (EUR 131.3 million), agreed purchase price adjustments related to property acquisitions concluded earlier for EUR 0.0 million (EUR 1.0 million), acquisitions of jointly controlled entities for EUR 0.0 million (EUR 0.3 million), property development for EUR 49.0 million (EUR 29.9 million) and other investments for EUR 0.6 million (EUR 0.8 million).

Capital expenditure (including acquisitions) during the period totalled EUR 64.2 million (EUR 24.8 million) in Finland, EUR 8.3 million (EUR 32.4 million) in Sweden and EUR 4.3 million (EUR 105.7 million) in the Baltic countries. Capital expenditure in the company’s headquarters amounted to EUR 0.2 million (EUR 0.4 million). The company made divestments totalling EUR 15.0 million (EUR 5.9 million), from which a total of EUR 1.5 million (EUR 1.3 million) was recognised as gains on sale (tax effect included).

Acquisitions

During the period:

•	In April, Citycon acquired shopping centre Arabia in Helsinki for EUR 19.5 million.

•	In April, the company purchased 41.7 per cent of the shares in Kiinteistö Oy Tampereen Koskenranta at a price of EUR 7.8 million.

As a result of these transactions, the company’s leasable area increased by a total of 18,300 square metres.

Divestments

During the period:

•	In January, the company sold the retail property Landvetter, located in the Härryda municipality near Gothenburg in Sweden, for approximately SEK 50.5 million (approx. EUR 5.5 million).

•	In March, Citycon sold the retail property Floda, located near Gothenburg, for approximately SEK 84.2 million (approx. EUR 9.4 million).

•	In March, shopping centre Valtari in Kouvola, Finland was sold for EUR 1.3 million.

•	In June, the company sold a 31.3 per cent stake in Kiinteistö Oy Valtakatu 5-7 in Valkeakoski for EUR 0.1 million.

As a result of these divestments, the company’s total gross leasable area decreased by 24,150 square metres.

The company has sold seven non-core properties with a total value of approximately EUR 28 million since the publication of its strategy update in July 2011.

(Re)development projects

Citycon is pursuing a long-term increase in the footfall, cash flow and efficiency of its retail properties, as well as in the return on its investment in these properties. The purpose of the company’s development activities is to keep its shopping centres competitive for both customers and tenants. In the short term, redevelopment projects weaken returns on some properties, as some retail premises may have to be temporarily vacated for refurbishment, affecting rental income. Citycon aims to complete its construction projects in phases, in order to secure continuous cash flow.

At the end of the period, the company had three (re)development projects underway, due to which some 12,000 square metres of retail space are off-line. During the reporting period, the Magistral redevelopment project in Tallinn and the Myllypuro development project in Helsinki were both completed on schedule. No new (re)development projects were started up during the period.

The table below lists the most significant (re)development projects in progress, as well as projects completed in 2011. Further information on the company’s completed, on-going and planned (re)developments can be found on the corporate website and on pages 85-87 of the Annual Report for 2011.

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(Re)development Projects Completed in 2011 and 2012 and in Progress on 30 June 2012 1)

	Location	Project area before and after, sq.m.	Estimated total project investment (EUR million)		Actual gross capital investments by 30 June 2012 (EUR million)		Completion
Koskikeskus	Tampere, Finland	27,700 28,600	37.9		24.7		11/2012
Iso Omena	Espoo, Finland	60,600 63,000	7.6		5.3		11/2012
Åkermyntan	Stockholm, Sweden	8,500 10,100	6.9		2.4		12/2012
Myllypuro	Helsinki, Finland	7,700 7,300	21.3		21.3	2)	completed 2012
Magistral	Tallinn, Estonia	9,500 11,900	7.0		6.4		completed 2012
Åkersberga Centrum	Österåker, Sweden	20,000 27,500	53.2	1)	53.2		completed 2011
Martinlaakso	Vantaa, Finland	3,800 7,400	22.9		24.4	3)	completed 2011
Hansa (Trio)	Lahti, Finland	11,000 11,000	8.0		6.6		completed 2011
Myyrmanni	Vantaa, Finland	8,400 8,400	6.5		6.5		completed 2011
Kirkkonummen Liikekeskus	Kirkkonummi, Finland	5,000 4,000	4.0		3.5		completed 2011

1)	Calculated at the end of period exchange rates.
2)	The compensation of EUR 5.9 million and its tax impact received from the City of Helsinki has been deducted from the actual gross investments.
3)	The estimated investment in the Martinlaakso development project was exceeded by EUR 1.5 million due to larger than planned commercial look and tenant fitout works.

Financial Performance

The figures presented below are for the period January–June and the figures in brackets are the reference figures for the corresponding period in 2011, unless otherwise indicated.

Turnover

The company’s turnover consists mainly of rental income from retail properties, and utility and service charge income. Turnover came to EUR 116.2 million (EUR 106.0 million). Turnover grew by EUR 10.2 million, or 9.6 per cent. Completed or partly completed redevelopment projects, such as Martinlaakson Ostari, Myllypuron Ostari and Åkersberga Centrum, accounted for EUR 3.2 million of turnover growth, and acquisitions accounted for EUR 7.0 million. Divestments decreased turnover by EUR 1.9 million (see divestments in 2012 under paragraph Property Portfolio; sales of apartments in Sweden in 2011 are included in the reference period’s divestment portfolio). Like-for-like properties contributed to turnover growth by EUR 1.8 million. (Also see the table Net Rental Income and Turnover by Segment and Property Portfolio.)

Turnover from like-for-like properties increased thanks to indexations, higher rental levels and improved occupancy rate in shopping centres, but decreased due to higher vacancy rates in other retail properties. Temporary rental rebates of like-for-like properties decreased to EUR 0.8 million (EUR 1.0 million).

At the period-end, Citycon had a total of 3,911 (4,004) leases. The leasable area decreased by 0.3 per cent to 992,570 square metres. Decrease in the leasable area is due to divested non-core properties in Finland and in Sweden. The average remaining length of the lease portfolio increased to 3.5 (3.4) years. The average rent increased from EUR 19.4/sq.m. to EUR 20.4/sq.m. thanks to redevelopment projects and divestments as well as index increments. Due to lower vacancy rates in shopping centres, the economic occupancy rate rose to 95.6 per cent (95.1%). During the preceding twelve months, the rolling twelve-month occupancy cost ratio for like-for-like shopping centre properties was 9.0 per cent.

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Lease portfolio summary

	Q2/2012	Q2/2011	Q1/2012	Q1-Q2/2012	Q1-Q2/2011	Change-%	2011
Number of properties			77	77	82	-6.1	80
Gross leasable area, sq.m.			971,530	992,570	995,270	-0.3	994,730
Annualised potential rental value, EUR million 1)			233.5	237.3	224.3	5.8	228.5

Average rent (EUR/sq.m.)			20.5	20.4	19.4	5.2	19.7
Number of leases started during the period	247	179	210	457	366	24.9	782
Total area of leases started, sq.m. 2)	33,254	28,716	43,971	77,225	62,859	22.9	177,006
Average rent of leases started (EUR/sq.m.) 2)	19.1	17.9	19.1	19.1	17.5	9.1	19.7
Number of leases ended during the period	200	217	383	583	385	51.4	877
Total area of leases ended, sq.m. 2)	19,758	35,282	66,121	85,879	70,263	22.2	186,120
Average rent of leases ended (EUR/sq.m.) 2)	20.9	15.6	16.1	17.2	16.1	6.8	18.1

Occupancy rate at end of the period (economic), %			95.5	95.6	95.1	—	95.5
Average remaining length of lease portfolio at the end of the period, year			3.5	3.5	3.4	2.9	3.4

Net rental yield, % 3)			6.1	6.2	5.8	—	6.0
Net rental yield, like-for-like properties, %			6.2	6.3	5.9	—	6.1

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the lots for development projects.

Property operating expenses

Property operating expenses consist of maintenance costs relating to real estate properties, such as electricity, heating, cleaning and repairs. Property operating expenses rose by EUR 1.0 million, i.e. 2.6 per cent from EUR 37.0 million to EUR 37.9 million. Completed (re)development projects and acquisitions increased property operating expenses, while divestments decreased them. Like-for-like property operating expenses decreased by EUR 1.1 million mainly because heating and electricity costs declined in spite of the rise in energy prices. Winter in 2012 was warmer than in 2011 and the consumption of electricity has decreased also due to Citycon’s internal cost efficiency programme (Cf. Note 4: Property Operating Expenses).

Other expenses from leasing operations

Other expenses from leasing operations, consisting of tenant improvements and credit losses, totalled EUR 1.0 million (EUR 0.4 million). This increase in expenses was mainly due to higher credit losses in Swedish operations.

Net rental income

Citycon’s net rental income was EUR 77.3 million (EUR 68.7 million). Net rental income increased by EUR 8.5 million or 12.4 per cent. Redevelopment projects such as Martinlaakson Ostari, Myllypuron Ostari and Åkersberga Centrum increased net rental income by EUR 2.2 million, while the acquisitions of the Kristiine, Högdalen Centrum and Arabia shopping centres increased net rental income by EUR 4.7 million. Divestments reduced net rental income by EUR 1.0 million. Like-for-like net rental income grew by EUR 2.7 million, or 4.9 per cent, mainly thanks to a clear increase in net rental income from shopping centres, up 6.5 per cent offset by a net rental decrease from supermarkets and shops by 3.3 per cent. The positive net rental income development in the shopping centres was mainly due to positive performance in Rocca al Mare, Liljeholmstorget Galleria, Iso Omena and Jakobsberg Centrum. The negative net rental income development in the like-for-like portfolio of supermarkets and shops was mainly due to two supermarket and shop properties, one in the Helsinki Metropolitan Area and the other in Kotka.

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The net rental yield of Citycon’s property portfolio was 6.2 per cent (5.8%) and improved in all countries of operation due to increased net rental income.

The following table presents like-for-like net rental income growth by segment. Like-for-like properties are properties held by Citycon throughout two full preceding periods, excluding properties under redevelopment or extension and undeveloped lots. 62.1 per cent of like-for-like properties are located in Finland, measured in terms of net rental income.

Net Rental Income and Turnover by Segment and Property Portfolio

Net rental income by segments and portfolios						Turnover by portfolios
EUR million	Finland	Sweden	Baltic Countries	Other	Total	Citycon total
Q1-Q2/2010	42.7	13.9	5.8	0.0	62.5	98.1
Acquisitions	0.1	0.1	1.5	—	1.7	2.2
(Re)development projects	2.0	0.7	—	—	2.7	3.5
Divestments	0.0	-0.7	—	—	-0.8	-1.5
Like-for-like properties	-0.9	1.8	0.3	—	1.1	1.1
Other (incl. exchange rate diff.)	0.1	1.5	0.0	0.0	1.5	2.5
Q1-Q2/2011	43.9	17.3	7.6	0.0	68.7	106.0
Acquisitions	0.4	1.0	3.3	—	4.7	7.0
(Re)developments projects	2.2	0.3	-0.3	—	2.2	3.2
Divestments	-0.3	-0.7	—	—	-1.0	-1.9
Like-for-like properties	1.1	0.8	0.8	—	2.7	1.8
Other (incl. exchange rate diff.)	0.0	0.0	0.0	0.0	-0.1	0.1
Q1-Q2/2012	47.3	18.6	11.4	0.0	77.3	116.2

Administrative expenses

Administrative expenses totalled EUR 13.6 million (EUR 12.1 million). This represented an increase of EUR 1.5 million, or 12.4 per cent, mainly due to increase in non-cash stock option costs (EUR 0.5 million), restructuring expenses as well as a slightly higher average headcount and increased salaries and performance bonuses.

At the end of June, Citycon Group employed a total of 134 (134) persons, of whom 89 worked in Finland, 34 in Sweden, 10 in the Baltic countries and 1 in the Netherlands.

Net fair value gains on investment properties

Net fair value gains on investment properties totalled EUR 6.0 million (EUR -3.9 million). The fair value of the shopping centres increased by EUR 10.3 million offset by a decrease amounting to EUR 4.3 million in the value of the supermarket and shop properties. The loss in supermarkets and shops was mainly due to somewhat higher maintenance cost estimates. The company recorded a total value increase of EUR 25.4 million (EUR 28.0 million) and a total value decrease of EUR 19.4 million (EUR 31.9 million). On 30 June 2012, the average net yield requirement defined by Jones Lang LaSalle Finland Oy for Citycon’s entire property portfolio was 6.4 per cent (31 March 2012: 6.4%). The net yield requirement for properties in Finland, Sweden and the Baltic countries was 6.3 per cent, 5.9 per cent and 7.9 per cent, respectively.

The average market rent used for the valuation rose to EUR 24.8/sq.m. up from EUR 24.0/sq.m. (cf. Note 6: Investment Property). Jones Lang LaSalle Finland Oy’s Valuation Statement for the period-end can be found on the corporate website at www.citycon.com/ valuation.

Net gains on sale of investment properties

Net gains on the sale of investment properties totalled EUR 1.5 million (EUR 1.3 million) (cf. Property Portfolio). The reference figure for 2011 included the divestment of three non-core retail properties in Finland.

Operating profit

Operating profit came to EUR 71.2 million (EUR 54.2 million), seeing growth thanks to increased net rental income, positive fair value changes and higher gains on sale, offset by the increase in administrative expenses.

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Net financial expenses

Net financial expenses increased by EUR 2.5 million to EUR 32.7 million (EUR 30.1 million). This increase was mainly attributable to greater interest expenses as a result of higher interest-bearing debt. Interest-bearing debt grew due to investments that were financed with new debt. The year-to-date weighted average interest rate for interest-bearing debt increased compared to the previous year’s corresponding period, being 4.04 per cent (3.97%), mainly due to a rise in credit margins. At the period-end, the weighted average interest rate, including interest rate swaps, decreased to 4.02 per cent (4.06%) as a result of lower market interest rates.

Share of profit of jointly controlled entities

The share of profit of jointly controlled entities totalled EUR -0.1 million (EUR -0.1 million) and represents Citycon’s share of the profit of Espagalleria Oy.

Income taxes

Income tax expenses for the period was EUR -7.0 million (EUR 0.0 million). The increase in income tax expenses was primarily due to deferred tax expenses of EUR 6.4 million resulting from fair value gains on investment properties in the first six months of 2012 compared to deferred tax income of EUR 0.5 million resulting from fair value losses on investment properties in the first six months of 2011.

Profit for the period

Profit for the period came to EUR 31.4 million (EUR 23.9 million). This increase was mainly due to the higher operating profit resulting from higher net rental income and positive fair value changes offset by higher financial expenses.

Statement of Financial Position and Financing

Investment properties

At the period-end, the fair value of the company’s property portfolio totalled EUR 2,602.0 million (EUR 2,506.4 million), with Finnish properties accounting for 61.6 per cent (61.9%), Swedish properties for 27.2 per cent (27.2%) and Baltic properties for 11.1 per cent (10.9%).

The fair value of investment properties increased by EUR 79.9 million from the end of 2011 (31 December 2011: EUR 2,522.1 million) because of gross capital expenditure of EUR 76.5 million, offset by divestments totalling EUR 2.1 million (see Property Portfolio) and by EUR 11.6 million due to the transfer of certain residentials in the shopping centres Jakobsberg Centrum and Tumba Centrum into Investment Property Held for Sale -category. In addition, net fair value gains on investment properties increased the value of investment properties by EUR 6.0 million (see detailed analysis under Financial Performance: Net fair value gains on investment properties). The strengthening of the Swedish krona increased the fair value of investment properties by EUR 11.1 million.

Shareholders’ equity

Shareholders’ equity attributable to the parent company’s shareholders was EUR 887.1 million (EUR 839.8 million). This figure decreased from the end of 2011 (31 December 2011: EUR 902.6 million) by EUR 15.5 million due mainly to dividend payments and equity returns. On the other hand, the shareholders’ equity was increased by the profit for the reporting period attributable to parent company shareholders by EUR 26.6 million. Negative fair value change in interest derivative contracts decreased shareholders’ equity. Citycon applies hedge accounting, which means that fair value changes of applicable interest derivatives are recorded under Other Items of Comprehensive Income, which affects shareholders’ equity. A loss on the fair value of interest derivatives of EUR 2.7 million was recorded for the period, taking into account their tax effect (a gain of EUR 6.2 million) (cf. Note 9: Derivative Contracts).

Due to the aforementioned items, equity per share decreased to EUR 3.19 (31 December 2011: EUR 3.25) and the equity ratio was 35.0 per cent (31 December 2011: 36.0). The company’s equity ratio, as defined in the loan agreement covenants, decreased to 37.9 per cent (39.0%) due to dividend and equity return payment which reduced shareholders’ equity.

Details of the company’s share capital, number of shares and related matters can be found in Note 15: Shareholders, Share Capital and Shares in this report.

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Loans

Liabilities totalled EUR 1,768.9 million (EUR 1,683.5 million), with short-term liabilities accounting for EUR 118.1 million (EUR 140.6 million). At the period-end, Citycon’s liquidity was EUR 396.1 million, of which EUR 326.7 million consisted of undrawn, committed credit facilities and EUR 69.5 million of cash and cash equivalents. At the period-end, Citycon’s liquidity, excluding commercial papers, stood at EUR 374.3 million (EUR 313.9 million on 31 March 2012). Liquidity increased as a result of proceeds received from disposals and EUR 150 million domestic bond issued in May.

Interest-bearing debt increased year on year by EUR 32.3 million to EUR 1,593.8 million (EUR 1,561.5 million). The fair value of interest-bearing debt was EUR 1,599.7 million (EUR 1,569.4 million) at the period- end. Cash and cash equivalents totalled EUR 69.5 million (EUR 29.4 million), making the fair value of interest-bearing net debt EUR 1,530.3 million (EUR 1,540.1 million). The average loan maturity, weighted according to the principal amount of the loans, was 2.9 years (3.1 years). The average interest-rate fixing period increased to 3.8 years (3.3 years).

Interest coverage ratio remained unchanged and stood at 2.0x (Q1/2012: 2.0x).

Fixed-rate debt accounted for 87.3 per cent (76.2%) of the period-end interest-bearing debt, interest-rate swaps included. The hedge ratio increased because Citycon issued a fixed-rate bond. The debt portfolio’s hedging ratio was in line with the company’s financing policy.

The company issued a EUR 150 million senior unsecured domestic bond on 4 May. The five-year bond matures on 11 May 2017. The bond carries fixed annual interest at the rate of 4.25 per cent, payable annually on 11 May, and is listed on the NASDAQ OMX Helsinki. The bonds were allocated to approximately 40 investors and the bond offering was oversubscribed. The proceeds from the bond issue are used to repay existing loans and to cover the company’s general financing needs.

Cash Flow Statement

Net cash from operating activities

Net cash from operating activities totalled EUR 30.8 million (EUR 18.8 million). This increase was due to the higher operational performance, lower realized exchange rate losses offset by higher taxes paid as the company received tax return amounting to EUR 6.8 million during the first six months of 2011.

Net cash used in investing activities

Net cash used in investing activities totalled EUR -59.4 million (EUR –162.9 million). Acquisition of subsidiaries amounted to EUR 27.4 million (EUR 22.7 million). Capital expenditure related to investment properties, shares in jointly controlled entities and tangible and intangible assets totalled EUR 48.3 million (EUR 37.4 million). Negative cash flow from investing activities was reduced by sales of investment properties totalling EUR 16.3 million (EUR 7.3 million).

Net cash from financing activities

Net cash from financing activities totalled EUR 6.3 million (EUR 154.4 million). This consisted of normal loan repayments and new loan withdrawals and dividend and equity return payments.

Financial Performance of the Business Units

Citycon’s business operations are divided into three business units: Finland, Sweden and the Baltic Countries. The Finnish unit is subdivided into five functions: Centre Management (operative management of shopping centres), Leasing, Marketing, Property Development, and Finance and Administration. The Swedish unit is subdivided into three functions: Centre Management, Leasing and Project Development. The Baltic unit is subdivided into two functions: Retail Property Management and Property Development.

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Finland

Citycon is the market leader in the Finnish shopping centre business. At period-end, the company owned 23 shopping centres and 36 other properties in Finland, with a total leasable area of 589,170 square metres (578,470 sq.m.). The leasable area increased due to acquisition of Arabia shopping centre and completed redevelopment projects (cf. Property Portfolio). The annualised potential rental value increased to EUR 146.2 million, mainly due to the above mentioned acquisition and completed redevelopment projects (Myllypuro and Martinlaakso).

Lease agreements started during the financial period applied to a GLA of 43,849 square metres (43,971 sq.m.). The average rent for new lease agreements was slightly lower than the average rent for the entire Finnish property portfolio, mainly due to the renewal of one large non-retail lease agreement. Ended lease agreements applied to 48,275 square metres (50,176 sq.m.). The average rent for ended lease agreements was also lower than the average for the entire Finnish property portfolio, mostly due to divestments of non-core properties. The average rent rose from EUR 20.8/sq.m. to EUR 21.5/sq.m., mainly thanks to divestments, completed redevelopment projects and index increments. The occupancy rate increased to 94.5 per cent (94.0%). In shopping centres, the occupancy rate was 96.0 per cent and the average rent was EUR 24.5/sq.m.

Citycon’s net rental income from Finnish operations during the period totalled EUR 47.3 million (EUR 43.9 million). Net rental income grew by EUR 3.4 million or 7.8 per cent, thanks to the EUR 2.6 million effect of completed redevelopment projects such as Martinlaakson Ostari, Myllypuron Ostari and Myyrmanni and acquisition of Arabia. Net rental income for like-for-like properties in Finland increased by EUR 1.1 million, or 3.3 per cent, mainly due to good performance in the shopping centres. The business unit accounted for 61.2 per cent (63.8%) of Citycon’s total net rental income. Net rental yield was 6.2 per cent (5.9%).

Key Figures, Finland

	Q2/2012	Q2/2011	Q1/2012	Q1-Q2/2012	Q1-Q2/2011	Change-%	2011
Number of properties			59	59	62	-4.8	60
Gross leasable area, sq.m.			570,330	589,170	578,470	1.8	577,630
Annualised potential rental value, EUR million 1)			142.5	146.2	136.9	6.8	139.3

Average rent (EUR/sq.m.)			21.7	21.5	20.8	3.4	21.0
Number of leases started during the period	108	137	107	215	233	-7.7	470
Total area of leases started, sq.m. 2)	16,502	25,116	27,347	43,849	43,971	-0.3	137,118
Average rent of leases started (EUR/sq.m.) 2)	22.5	17.3	19.3	20.5	18.0	13.9	20.2
Number of leases ended during the period	114	108	152	266	227	17.2	477
Total area of leases ended, sq.m. 2)	13,968	21,535	34,307	48,275	50,176	-3.8	138,435
Average rent of leases ended (EUR/sq.m.) 2)	23.0	18.3	18.3	19.6	17.8	10.1	19.4

Occupancy rate at end of the period (economic), %			94.3	94.5	94.0	—	94.1
Average remaining length of lease portfolio at the end of the period, year			3.6	3.6	3.4	5.9	3.5

Gross rental income, EUR million	33.8	31.4	33.3	67.0	63.2	6.1	127.3
Turnover, EUR million	35.1	32.7	34.7	69.9	65.6	6.4	132.5
Net rental income, EUR million	24.4	22.4	22.8	47.3	43.9	7.8	90.5
Net rental yield, % 3)			6.1	6.2	5.9	—	6.0
Net rental yield, like-for-like properties, %			6.3	6.4	6.2	—	6.2

Fair value of investment properties, EUR million			1,553.2	1,604.0	1,551.9	3.4	1,547.4

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the lots for development projects.

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Sweden

At the end of the period, the company had nine shopping centres and five other retail properties in Sweden, with a total leasable area of 287,800 square metres (303,300 sq.m.). These properties are located in the Greater Stockholm and Gothenburg Areas and in Umeå. The leasable area decreased due to the divestment of residential units and two supermarket properties. The annualised potential rental value increased to EUR 63.3 million, mainly due to strengthened Swedish krona.

Lease agreements started during the period applied to a GLA of 16,934 square metres (17,133 sq.m.). The average rent level for new lease agreements was slightly higher than the average for the entire Swedish property portfolio, especially due to leases which were renewed with higher rental level. Ended lease agreements applied to 32,873 square metres (17,469 sq.m.). The average rent level for ended lease agreements was lower than the average for the entire Swedish property portfolio, due to divested supermarket and shop properties.

The average rent rose from EUR 17.4/sq.m. to EUR 18.5/sq.m., mainly due to divestments. The occupancy rate increased to 95.9 per cent (95.8%), due to decreased vacancy rates in shopping centre properties.

The company’s net rental income from Swedish operations increased by EUR 1.3 million or 7.5 per cent to EUR 18.6 million (EUR 17.3 million). The increase in net rental income was due to the completion of the Åkersberga Centrum redevelopment project, the acquisition of the Högdalen Centrum shopping centre as well as to net rental income increases from like-for-like properties. Net rental income from like-for-like properties grew by EUR 0.8 million, or 5.4 per cent, thanks mainly to improved net rental income from Liljeholmstorget Galleria and Jakobsberg Centrum. The business unit accounted for 24.1 per cent (25.2%) of Citycon’s total net rental income. Net rental yield was 5.4 per cent, representing an increase of 40 percentage points from the reference period. This increase was especially due to Liljeholmstorget Galleria’s and Åkersberga Centrum’s improved performance compared to the reference period.

Key Figures, Sweden

	Q2/2012	Q2/2011	Q1/2012	Q1-Q2/2012	Q1-Q2/2011	Change-%	2011
Number of properties			14	14	16	-12.5	16
Gross leasable area, sq.m.			287,800	287,800	303,300	-5.1	303,700
Annualised potential rental value, EUR million 1)			63.6	63.3	62.8	0.8	62.7

Average rent (EUR/sq.m.)			18.3	18.5	17.4	6.3	17.2
Number of leases started during the period	58	37	93	151	114	32.5	276
Total area of leases started, sq.m. 2)	3,120	3,073	13,814	16,934	17,133	-1.2	37,006
Average rent of leases started (EUR/sq.m.) 2)	17.2	22.0	18.9	18.6	15.8	17.7	18.2
Number of leases ended during the period	71	104	221	292	141	107.1	311
Total area of leases ended, sq.m. 2)	4,106	12,255	28,767	32,873	17,469	88.2	35,816
Average rent of leases ended (EUR/sq.m.) 2)	9.2	11.2	13.4	12.9	11.7	10.3	14.8

Occupancy rate at end of the period (economic), %			96.2	95.9	95.8	—	97.0
Average remaining length of lease portfolio at the end of the period, year			3.1	3.0	3.0	0.0	2.9

Gross rental income, EUR million	14.8	14.3	14.9	29.8	28.4	4.8	57.4
Turnover, EUR million	15.5	15.3	15.8	31.3	30.2	3.5	60.1
Net rental income, EUR million	9.4	9.4	9.2	18.6	17.3	7.5	35.4
Net rental yield, % 3)			5.5	5.4	5.0	—	5.4
Net rental yield, like-for-like properties, %			5.6	5.5	5.1	—	5.5

Fair value of investment properties, EUR million			709.1	708.3	681.0	4.0	697.1

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the lots for development projects.

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Baltic Countries

Citycon has four shopping centres in the Baltic countries: Rocca al Mare, Kristiine and Magistral in Tallinn, Estonia, and Mandarinas in Vilnius, Lithuania. At the period-end, these properties’ gross leasable area totalled 115,600 square metres (113,500 sq.m.). The annualised potential rental value increased to EUR 27.8 million, mostly due to completion of Magistral re-development. The average rent rose from EUR 18.3/sq.m. to EUR 20.0/sq.m. thanks to index increments and less rental discounts.

Lease agreements started during the period applied to a GLA of 16,442 square metres (1,755 sq.m.). The average rent level for new lease agreements was lower than the average for the entire Baltic property portfolio due to opening of Magistral shopping centre. Ended lease agreements applied to 4,731 square metres (2,618 sq.m.). The average rent level for ended retail leases was higher than the average for the entire Baltic property portfolio, due to ended retail leases in smaller shop units which typically have high rental level per square metre.

The occupancy rate increased to 100.0 per cent (99.9%).

Net rental income from Baltic operations increased markedly by EUR 3.8 million to EUR 11.4 million (EUR 7.6 million) mainly due to the acquisition of the Kristiine shopping centre and like-for-like growth of EUR 0.8 million, or 13.7 per cent. The business unit accounted for 14.7 per cent (11.0%) of Citycon’s total net rental income. Net rental yield was 8.2 per cent, representing an increase of 50 percentage points from the reference period. This increase was due to the rise in net rental income.

Key Figures, Baltic Countries

	Q2/2012	Q2/2011	Q1/2012	Q1-Q2/2012	Q1-Q2/2011	Change-%	2011
Number of properties			4	4	4	0.0	4
Gross leasable area, sq.m.			113,400	115,600	113,500	1.9	113,400
Annualised potential rental value, EUR million 1)			27.4	27.8	24.6	13.0	26.5

Average rent (EUR/sq.m.)			20.9	20.0	18.3	9.3	20.2
Number of leases started during the period	81	5	10	91	19	378.9	36
Total area of leases started, sq.m. 2)	13,632	527	2,810	16,442	1,755	836.9	2,882
Average rent of leases started (EUR/sq.m.) 2)	15.5	26.0	17.7	15.8	20.6	-23.3	18.8
Number of leases ended during the period	15	5	10	25	17	47.1	89
Total area of leases ended, sq.m. 2)	1,684	1,492	3,047	4,731	2,618	80.7	11,869
Average rent of leases ended (EUR/sq.m.) 2)	32.2	12.3	17.6	22.8	13.9	64.0	14.0

Occupancy rate at end of the period (economic), %			99.8	100.0	99.9	—	100.0
Average remaining length of lease portfolio at the end of the period, year			4.1	4.1	4.4	-6.8	4.2

Gross rental income, EUR million	6.7	5.3	6.4	13.1	8.9	47.6	21.2
Turnover, EUR million	7.7	6.1	7.3	15.1	10.2	47.6	24.5
Net rental income, EUR million	5.8	4.6	5.5	11.4	7.6	50.5	18.4
Net rental yield, % 3)			8.1	8.2	7.7	—	7.9
Net rental yield, like-for-like properties, %			7.9	8.2	7.4	—	7.8

Fair value of investment properties, EUR million			285.5	289.6	273.6	5.8	277.6

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the lots for development projects.

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Environmental Responsibility

Citycon seeks to lead the way in responsible shopping centre operations and promoting sustainable development within the business. The location of Citycon’s shopping centres in city centres, local centres or generally adjacent to major traffic flows, combined with excellent public transport connections, means that they are well positioned to face the demands of sustainable development.

In its sustainability reporting, Citycon applies the construction and real estate sector specific (CRESS) guidelines of the Global Reporting Initiative, as well as the guidelines published by EPRA in autumn 2011. Calculation methods have been retroactively revised to comply with the new and revised guidelines, primarily with respect to electricity consumption and the carbon footprint. The results and indicators for environmental responsibility for 2011 are presented on pages 48–53 of the Annual and Sustainability Report.

The company defined its long-term environmental responsibility objectives in connection with its strategic planning in summer 2009. Citycon has set targets for its carbon footprint, energy and water consumption, waste recycling rate as well as land use and sustainable construction. Performance is compared to the base level of 2009. In 2012, Citycon’s aim is to reduce its carbon footprint by 2–3 per cent, its energy consumption by 2–3 per cent and water consumption in its shopping centres to an average of 4.0 litres per visitor per year. The long-term objective for the waste recycling rate is 78 per cent. Landfill waste may account for a maximum of 20 per cent of total waste by 2015, and the corresponding annual target for 2012 is 22 per cent. Due to changes in the property portfolio, comparison of per capita consumption by surface area or per visitor gives a clearer picture of trends. For this reason, reporting will focus on these in future.

Environmental certification represents a key element in Citycon’s efforts towards sustainable development. Gold-level LEED certification for the company’s shopping centre project in Martinlaakso in Vantaa was confirmed in March.

Citycon has conducted an extensive assessment of measures for improving its properties’ energy efficiency and reducing energy consumption. The objective in 2012 is to invest in measures that generate savings in consumption and costs, such as renewing lighting and lighting control solutions, or greater use of frequency transformers and control in ventilation systems. Furthermore, Citycon ensures the continuous optimisation of adjustments and temperature settings for technical systems, in order to meet consumption and cost saving targets. During the reporting period, a three-year energy saving programme was started in four shopping centres. Through investments, efforts will be made to markedly improve energy efficiency and reduce consumption levels in these shopping centres. Similar collaboration models have already been applied at the Iso Omena and Myyrmanni shopping centres. During the first half of the year, the Ministry of Employment and the Economy has grant energy support for the energy saving measures in four shopping centres covering 25 per cent, or EUR 407,000, of the investment costs.

During the review period, Citycon developed reporting methods covering energy consumption and costs. During the January-May period, energy consumption saw a year-on-year decrease in all operating countries. The decline in heating consumption was 11 per cent and in electricity consumption 9 per cent. Costs have also declined, even though energy prices on average have risen compared with the previous year.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 30 JUNE 2012	16

Governance

Annual General Meeting 2012

Citycon Oyj’s Annual General Meeting (AGM) was held in Helsinki, Finland, on 21 March 2012. The AGM adopted the company’s financial statements and discharged the members of the Board of Directors and the Chief Executive Officer from liability for the financial year 2011. The AGM decided on a dividend of EUR 0.04 per share for the financial year 2011 and on an equity return of EUR 0.11 per share from the invested unrestricted equity fund. The record date for the dividend payment and equity return was 26 March 2012 and the dividend and equity return, totalling EUR 41.7 million, were paid on 4 April 2012.

Other decisions made by the AGM are reported on the corporate website at www.citycon.com/agm2012. The AGM minutes are also available on this website.

Changes in the Corporate Management

Michael Schönach, Citycon’s Executive Vice President, Finnish Operations, and member of the Corporate Management Committee, left his position in the company on 15 May 2012.

Nils Styf was appointed Citycon Oyj’s Chief Investment Officer and member of the Corporate Management Committee in April. He took up his position in June. Personal information on Nils Styf, including his shareholdings in Citycon and career history, is presented on the corporate website at www.citycon.com/management.

Helsinki, 10 July 2012

Citycon Oyj

Board of Directors

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 30 JUNE 2012	17

EPRA PERFORMANCE MEASURES

EPRA (European Public Real Estate Association) is a common interest group for listed real estate companies in Europe. EPRA’s mission is to promote, develop and represent the European publicly traded real estate sector. EPRA’s objective is to strive for “best practices” in accounting, financial reporting and corporate governance in order to provide high-quality information to investors and to increase the comparability of different companies. Since 2006, Citycon has been applying the best practices policy recommendations of EPRA for financial reporting. This section in Citycon’s interim report presents the EPRA performance measures and their calculations. For more information about EPRA’s performance measures is available in Citycon’s Financial Statements 2011 under section “EPRA Performance Measures”.

EPRA PERFORMANCE MEASURES

	Q2/2012	Q2/2011	Change-%	Q1-Q2/2012	Q1-Q2/2011	Change-%	2011
EPRA Earnings, EUR million	15.6	13.2	18.1%	29.9	25.8	15.7%	53.3
EPRA Earnings per share (basic), EUR	0.06	0.05	4.0%	0.11	0.11	1.9%	0.21
EPRA NAV per share, EUR	3.60	3.73	-3.5%	3.60	3.73	-3.5%	3.62
EPRA NNNAV per share, EUR	3.21	3.43	-6.6%	3.21	3.43	-6.6%	3.29
EPRA Net Initial Yield (NIY) (%)				6.4	6.1	5.6%	6.2
EPRA “topped-up” NIY (%)				6.5	6.3	4.0%	6.3
EPRA vacancy rate (%)				4.4	4.9	-8.4%	4.5

The following tables present how EPRA Performance Measures are calculated.

1) EPRA EARNINGS

EPRA Earnings is presenting the underlying operating performance of a real estate company excluding all so called non-recurring items such as net fair value gains/losses on investment properties, profit/loss on disposals and limited other non-recurring items.

EPRA earnings (in EUR millions) increased by EUR 4.1 million to EUR 29.9 million in the first six months of 2012 from EUR 25.8 million in the corresponding period in 2011. The increase was a result of NRI growth through acquisitions, (re)development projects and positive like-for-like growth. To the contrary, EPRA Earnings was negatively impacted by increased administration and financial expenses. EPRA Earnings per share (basic) stayed at EUR 0.11 during the first six months in 2012 compared to EUR 0.11 in the corresponding period in 2011 due to higher EPRA Earnings offset by higher number of shares, which resulted from share issue executed in July 2011.

EUR million	Q2/2012	Q2/2011	Change-%	Q1-Q2/2012	Q1-Q2/2011	Change-%	2011
Earnings in IFRS Consolidated Statement of Comprehensive Income	10.9	7.9	38.1%	26.6	19.1	39.7%	13.0
-/+ Net fair value gains/losses on investment property	-0.1	5.0	—	-6.0	3.9	—	35.3
+/- Net losses/gains on sale of investment property	0.1	-1.2	—	-1.5	-1.3	16.0%	-0.6
+ Transaction costs related to investment property disposals	0.2	0.4	-39.1%	0.3	0.5	-26.7%	1.0
-/+ Fair value gains/losses of jointly controlled entities	—	0.0	—	—	-0.2	—	-0.3
+/- Current taxes arising from the items above	—	—	—	—	—	—	0.5
+/- Change in deferred taxes arising from the items above	3.9	-0.7	—	6.6	-0.1	—	-2.2
-/+ Non-controlling interest arising from the items above	0.7	1.8	-62.6%	3.7	4.0	-6.9%	6.7
EPRA Earnings	15.6	13.2	18.1%	29.9	25.8	15.7%	53.3
Average number of shares, million	277.8	244.6	13.6%	277.8	244.6	13.6%	259.8
EPRA Earnings per share (basic), EUR	0.06	0.05	4.0%	0.11	0.11	1.9%	0.21

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EPRA Earnings can also be calculated from the statement of comprehensive income from top to bottom. Below please find the EPRA Earnings calculation with this different method, which also presents the EPRA Operating profit.

EUR million	Q2/2012	Q2/2011	Change-%	Q1-Q2/2012	Q1-Q2/2011	Change-%	2011
Net rental income	39.7	36.3	9.3%	77.3	68.7	12.4%	144.3
Direct administrative expenses	-6.6	-6.2	6.7%	-13.2	-11.6	14.0%	-27.1
Direct other operating income and expenses	0.0	0.1	-80.6%	0.1	0.1	-18.9%	0.2
EPRA operating profit	33.1	30.2	9.6%	64.1	57.2	12.0%	117.4
Direct net financial income and expenses	-16.6	-16.3	1.6%	-32.7	-30.1	8.4%	-62.4
Direct share of profit/loss of joint ventures	0.0	-0.2	—	-0.1	-0.3	-73.8%	0.0
Direct current taxes	-0.4	-0.3	25.0%	-0.7	-0.5	26.0%	-0.4
Change in direct deferred taxes	0.1	0.2	-63.0%	0.3	0.4	-29.9%	0.3
Direct non-controlling interest	-0.6	-0.4	46.4%	-1.1	-0.8	28.3%	-1.7
EPRA Earnings	15.6	13.2	18.1%	29.9	25.8	15.7%	53.3
EPRA Earnings per share (basic), EUR	0.06	0.05	4.0%	0.11	0.11	1.9%	0.21

2) EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

EPRA NAV is presenting the fair value of net assets of a real estate company. It intends to reflect the fair value of a business on a going-concern basis. Therefore, all items arising from future disposals and the fair value of financial instruments are excluded from EPRA NAV. To the contrary, EPRA NNNAV is including the deferred tax liabilities and fair value of financial instruments and therefore it is a measure of the real estate company’s “spot” fair value at the balance sheet date. However, EPRA NNNAV is not a liquidation NAV as the fair values of assets and liabilities are not based on a liquidation scenario.

EPRA NAV per share decreased by EUR 0.02 to EUR 3.60 (EUR 3.62 on December 31, 2011) due mainly to dividends paid and equity return from the invested unrestricted equity fund. EPRA NNNAV per share decreased by EUR 0.08 to EUR 3.21 (EUR 3.29 on December 31, 2011).

	30 June 2012			30 June 2011			31 Dec. 2011
	EUR million	Number of shares on the balance sheet date (1,000)	per share, EUR	EUR million	Number of shares on the balance sheet date (1,000)	per share, EUR	EUR million	Number of shares on the balance sheet date (1,000)	per share, EUR
Equity attributable to parent company shareholders	887.1	277,811	3.19	839.8	244,565	3.43	902.6	277,811	3.25
Deferred taxes from the difference of fair value and fiscal value of investment properties	64.2	277,811	0.23	59.6	244,565	0.24	57.5	277,811	0.21
Fair value of financial instruments	48.4	277,811	0.17	12.6	244,565	0.05	45.7	277,811	0.16

Net asset value (EPRA NAV)	999.7	277,811	3.60	912.1	244,565	3.73	1,005.9	277,811	3.62

Deferred taxes from the difference of fair value and fiscal value of investment properties	-64.2	277,811	-0.23	-59.6	244,565	-0.24	-57.5	277,811	-0.21
The difference between the secondary market price and fair value of bonds and capital loans 1)	3.9	277,811	0.01	0.0	244,565	0.00	11.4	277,811	0.04
Fair value of financial instruments	-48.4	277,811	-0.17	-12.6	244,565	-0.05	-45.7	277,811	-0.16

EPRA NNNAV	891.0	277,811	3.21	839.8	244,565	3.43	914.1	277,811	3.29

1)	Secondary market price

When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds and capital loans are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds and capital loans are different from this secondary market price. Due to this, in the calculation of this key figure convertible capital loan 1/2006, bond 1/2009 and bond 1/2012 have been valued using the price derived from the secondary market on the balance sheet date. The secondary market price for the convertible capital loan 1/2006 was 92.28 per cent (98.75%), for the bond 1/2009 104.10 per cent (102.25%) and for the bond 1/2012 100.00 per cent on 30 June 2012. The difference between the secondary market price and the fair value of the bonds and capital loans was EUR 3.9 million (EUR -0.0 million) on 30 June 2012.

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3) EPRA NET INITIAL YIELD (NIY) (%) AND EPRA “TOPPED-UP” NIY (%)

There are a variety of yield performance indicators in a real estate market to present the companies’ ability to generate rent. In order to have a consistent yield definition and comparable yield indicators between the real estate companies, EPRA has published a best practice recommendation for yield calculation i.e. EPRA Net Initial Yield (NIY).

EPRA initial yields increased mainly due to increased gross rental income and decreased vacancy. However, EPRA NIY and EPRA “topped up” NIY for the second quarter of 2012 and 2011 are not fully comparable due to changes in the completed property portfolio (such as property acquisitions, disposals and started and completed (re)development projects).

EUR million	30 June 2012	30 June 2011	31 Dec. 2011
Fair value of investment properties determined by the external appraiser	2,569.9	2,370.5	2,515.0
Less (re)development properties, lots, unused building right and properties which valuation is based on the value of the building right	-556.0	-510.9	-559.6

Completed property portfolio	2,013.9	1,859.6	1,955.4
Plus the estimated purchasers’ transaction costs	37.7	35.7	36.8

Gross value of completed property portfolio (A)	2,051.6	1,895.3	1,992.2

Annualised gross rents for completed property portfolio	188.4	166.3	179.5
Property portfolio’s operating expenses	-57.3	-51.6	-56.6

Annualised net rents (B)	131.1	114.7	122.9
Plus the notional rent expiration of rent free periods or other lease incentives	2.2	3.8	2.5

Topped-up annualised net rents ( C)	133.3	118.5	125.4

EPRA Net Initial Yield (NIY) (%) (B/A)	6.4	6.1	6.2
EPRA “topped-up” NIY (%) (C/A)	6.5	6.3	6.3

4) EPRA VACANCY RATE (%)

EPRA vacancy rate (%) presents how much out of the full potential rental income is not received because of vacancy. EPRA vacancy rate is calculated by dividing the estimated rental value of vacant premises by the estimated rental value of the whole portfolio if all premises were fully let. EPRA vacancy rate is calculated using the same principles as economic occupancy rate, which Citycon also discloses.

EPRA vacancy rate improved mainly due to decreased vacancy in the shopping centre -portfolio.

EUR million	30 June 2012	30 June 2011	31 Dec. 2011
Annualised potential rental value of vacant premises	10.2	10.5	9.8
./. Annualised potential rental value for the whole portfolio	229.6	217.1	219.4
EPRA vacancy rate (%)	4.4	4.9	4.5

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 30 JUNE 2012	20

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 January - 30 June 2012

Condensed Consolidated Statement of Comprehensive Income, IFRS

EUR million	Note	Q2/2012	Q2/2011	Change-%	Q1-Q2/2012	Q1-Q2/2011	Change-%	2011
Gross rental income		55.3	51.0	8.5%	109.9	100.5	9.4%	206.0
Service charge income		3.1	3.1	-0.7%	6.3	5.6	12.8%	11.1
Turnover	3	58.4	54.1	8.0%	116.2	106.0	9.6%	217.1
Property operating expenses	4	18.0	17.3	3.8%	37.9	37.0	2.6%	71.6
Other expenses from leasing operations		0.6	0.4	69.1%	1.0	0.4	182.7%	1.2
Net rental income		39.7	36.3	9.3%	77.3	68.7	12.4%	144.3
Administrative expenses		6.8	6.6	4.0%	13.6	12.1	12.4%	28.0
Other operating income and expenses		0.0	0.1	-80.6%	0.1	0.1	-18.9%	0.2
Net fair value gains/losses on investment property		0.1	-5.0	—	6.0	-3.9	—	-35.3
Net losses/gains on sale of investment property		-0.1	1.2	—	1.5	1.3	16.0%	0.6

Operating profit	32.9		26.0	26.6%	71.2	54.2	31.5%	81.8

Net financial income and expenses	-16.6		-16.3	1.6%	-32.7	-30.1	8.4%	-62.4
Share of loss/profit of jointly controlled entities	0.0		-0.2	-81.6%	-0.1	-0.1	-35.9%	0.3
Profit/loss before taxes	16.3		9.5	71.6%	38.5	23.9	60.9%	19.7
Current taxes	-0.4		-0.3	25.0%	-0.7	-0.5	26.0%	-0.9
Change in deferred taxes	-3.8		0.9	—	-6.4	0.5	—	2.5
Profit/loss for the period	12.1		10.1	20.8%	31.4	23.9	31.5%	21.3

Profit/loss attributable to
Parent company shareholders	10.9		7.9	38.1%	26.6	19.1	39.7%	13.0
Non-controlling interest	1.3		2.2	-41.2%	4.8	4.8	-0.9%	8.3

Earnings per share attributable to parent company shareholders
Earnings per share (basic), EUR	5	0.04	0.03	21.6%	0.10	0.08	23.0%	0.05
Earnings per share (diluted), EUR	5	0.04	0.03	21.6%	0.10	0.08	20.2%	0.05

Other comprehensive income
Net losses/gains on cash flow hedges	-9.7		-9.2	5.4%	-3.9	8.4	—	-35.9
Income taxes relating to cash flow hedges	2.5		2.4	4.3%	1.2	-2.2	—	9.0
Exchange gains/losses on translating foreign operations	0.9		-1.8	—	1.6	-1.6	—	0.6
Other comprehensive income for the period, net of tax	-6.3		-8.6	-26.4%	-1.1	4.6	—	-26.2

Total comprehensive profit/loss for the period	5.8		1.5	291.6%	30.4	28.6	6.3%	-4.9

Total comprehensive profit/loss attributable to
Parent company shareholders	4.1		0.0	—	25.1	24.3	3.4%	-13.4
Non-controlling interest	1.7		1.5	12.9%	5.2	4.3	22.9%	8.5

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Condensed Consolidated Statement of Financial Position, IFRS

EUR million	Note	30 June 2012	30 June 2011	31 Dec. 2011
Assets

Non-current assets
Investment properties	6	2,602.0	2,506.4	2,522.1
Investments in jointly controlled entities		0.5	0.2	0.6
Intangible assets and property, plant and equipment		2.8	2.7	2.9
Deferred tax assets		15.7	4.3	14.5
Derivative financial instruments and other non-current assets	9	0.0	3.6	0.0
Total non-current assets		2,621.0	2,517.3	2,540.1

Investment properties held for sale	7	11.6	—	12.7

Current assets
Derivative financial instruments	9	0.1	—	0.5
Trade and other receivables		18.5	31.6	33.2
Cash and cash equivalents	8	69.5	29.4	91.3
Total current assets		88.0	61.0	125.0

Total assets		2,720.5	2,578.3	2,677.7

Liabilities and Shareholders’ Equity

Equity attributable to parent company shareholders
Share capital		259.6	259.6	259.6
Share premium fund		131.0	131.1	131.1
Fair value reserve		-48.4	-12.6	-45.7
Invested unrestricted equity fund	10	243.1	174.3	273.7
Retained earnings	10	301.8	287.5	284.0
Total equity attributable to parent company shareholders		887.1	839.8	902.6
Non-controlling interest		64.4	55.0	59.2
Total shareholders’ equity		951.6	894.8	961.8

Long-term liabilities
Loans	11	1,524.4	1,466.8	1,339.5
Derivative financial instruments and other non-interest bearing liabilities	9	60.3	13.6	54.4
Deferred tax liabilities		66.2	62.5	59.8
Total long-term liabilities		1,650.9	1,542.9	1,453.7

Short-term liabilities
Loans	11	69.4	94.7	208.4
Derivate financial instruments	9	1.1	0.0	0.6
Trade and other payables		47.5	45.8	53.2
Total short-term liabilities		118.1	140.6	262.2

Total liabilities		1,768.9	1,683.5	1,715.9

Total liabilities and shareholders’ equity		2,720.5	2,578.3	2,677.7

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 30 JUNE 2012	22

Condensed Consolidated Cash Flow Statement, IFRS

EUR million	Note	Q1-Q2/2012	Q1-Q2/2011	2011
Cash flow from operating activities
Profit before taxes		38.5	23.9	19.7
Adjustments		27.0	33.5	98.9
Cash flow before change in working capital		65.5	57.4	118.6
Change in working capital		0.1	2.1	1.6
Cash generated from operations		65.6	59.6	120.2

Paid interest and other financial charges		-28.7	-26.4	-60.1
Interest income and other financial income received		0.4	0.2	0.6
Realized exchange rate losses		-6.0	-21.4	-1.8
Taxes paid/received		-0.4	6.8	7.2
Net cash from operating activities		30.8	18.8	66.0

Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	6, 7	-27.4	-22.7	-33.7
Acquisition of investment properties	6, 7	—	-110.0	-105.5
Capital expenditure on investment properties, investments in jointly controlled entities, intangible assets and PP&E	6, 7	-48.3	-37.4	-82.4
Sale of investment properties	6, 7	16.3	7.3	18.6
Net cash used in investing activities		-59.4	-162.9	-203.0

Cash flow from financing activities
Sale of treasury shares		—	—	0.4
Proceeds from share issue		—	—	98.9
Proceeds from short-term loans	11	43.0	71.5	160.9
Repayments of short-term loans	11	-94.0	-18.6	-100.2
Proceeds from long-term loans	11	277.5	426.9	594.6
Repayments of long-term loans	11	-178.4	-291.3	-511.8
Dividends and return from the invested unrestricted equity fund	10	-41.7	-34.2	-34.3
Net cash from financing activities		6.3	154.4	208.5

Net change in cash and cash equivalents		-22.3	10.3	71.6
Cash and cash equivalents at period-start	8	91.3	19.5	19.5
Effects of exchange rate changes		0.4	-0.4	0.2
Cash and cash equivalents at period-end	8	69.5	29.4	91.3

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Condensed Consolidated Statement of Changes in Shareholders’ Equity, IFRS

	Equity attributable to parent company shareholders						Equity attributable to parent company shareholders	Non-controlling interest	Shareholders’ equity, total
EUR million	Share capital	Share premium fund	Fair value reserve	Invested unrestricted equity fund	Translation reserve	Retained earnings
Balance at 1 Jan. 2011	259.6	131.1	-18.8	198.8	-8.2	287.0	849.5	50.7	900.2
Total comprehensive profit/loss for the period			6.2		-1.0	19.1	24.3	4.3	28.6
Dividends and return from the invested unrestricted equity fund (Note 10)				-24.5		-9.8	-34.2		-34.2
Share-based payments	0.4						0.4		0.4
Balance at 30 June 2011	259.6	131.1	-12.6	174.3	-9.2	296.7	839.8	55.0	894.8

Balance at 1 Jan. 2012	259.6	131.1	-45.7	273.7	-7.8	291.7	902.6	59.2	961.8
Total comprehensive loss/profit for the period			-2.7		1.2	26.6	25.1	5.2	30.4
Dividends and return from the invested unrestricted equity fund (Note 10)				-30.6		-11.1	-41.7		-41.7
Share-based payments						1.1	1.1		1.1
Balance at 30 June 2012	259.6	131.1	-48.4	243.1	-6.6	308.4	887.1	64.4	951.6

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 30 JUNE 2012	24

NOTES TO THE INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

1. Basic Company Data

Citycon is a real estate company specialised in retail premises. Citycon operates in Finland, Sweden and the Baltic countries. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the interim financial statements on 10 July 2012.

2. Basis of Preparation and Accounting Policies

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements for the six month period ended on 30 June 2012 have been prepared in accordance with IAS 34 Interim Financial Reporting. The figures are unaudited.

Additional information on the accounting policies are available in Citycon’s Financial Statements 2011 under the Notes to the Consolidated Financial Statements: in Note 3 “Changes in IFRS and accounting policies” and Note 4 “Summary of significant acounting policies”.

3. Segment Information

Citycon’s business consists of the regional business units Finland, Sweden and the Baltic Countries.

EUR million	Q2/2012	Q2/2011	Change-%	Q1-Q2/2012	Q1-Q2/2011	Change-%	2011
Turnover
Finland	35.1	32.7	7.5%	69.9	65.6	6.4%	132.5
Sweden	15.5	15.3	1.3%	31.3	30.2	3.5%	60.1
Baltic Countries	7.7	6.1	27.4%	15.1	10.2	47.6%	24.5
Total	58.4	54.1	8.0%	116.2	106.0	9.6%	217.1

Net rental income
Finland	24.4	22.4	9.0%	47.3	43.9	7.8%	90.5
Sweden	9.4	9.4	0.9%	18.6	17.3	7.5%	35.4
Baltic Countries	5.8	4.6	28.3%	11.4	7.6	50.5%	18.4
Other	0.0	—	—	0.0	—	—	0.0
Total	39.7	36.3	9.3%	77.3	68.7	12.4%	144.3

EPRA operating profit
Finland	22.2	20.8	6.8%	-5.2	-5.0	4.7%	83.2
Sweden	8.3	8.3	-0.2%	3.5	-0.7	—	30.4
Baltic Countries	5.6	4.3	29.6%	7.7	1.8	333.4%	17.1
Other	-3.0	-3.1	-3.7%	58.1	61.1	-4.9%	-13.4
Total	33.1	30.2	9.6%	64.1	57.2	12.0%	117.4

Net fair value losses/gains on investment property
Finland	-2.9	-5.6	-48.8%	-5.2	-5.0	4.7%	-40.4
Sweden	0.2	0.2	-16.1%	3.5	-0.7	—	1.7
Baltic Countries	2.8	0.4	—	7.7	1.8	333.4%	3.4
Total	0.1	-5.0	—	6.0	-3.9	—	-35.3

Operating profit/loss
Finland	19.3	15.1	27.5%	37.0	35.6	4.0%	42.3
Sweden	8.2	9.3	-12.3%	21.5	15.2	41.2%	32.4
Baltic Countries	8.4	4.7	77.8%	18.7	8.9	109.2%	20.5
Other	-3.0	-3.1	-3.7%	-5.9	-5.6	6.3%	-13.4
Total	32.9	26.0	26.6%	71.2	54.2	31.5%	81.8

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 30 JUNE 2012	25

EUR million	30 June 2012	30 June 2011	Change-%	31 Dec. 2011
Assets
Finland	1,615.2	1,558.6	5.8%	1,558.0
Sweden	727.3	703.9	11.7%	731.3
Baltic Countries	290.9	274.8	67.8%	278.6
Other	87.1	41.1	-1.0%	109.8
Total	2,720.5	2,578.3	11.7%	2,677.7

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

4. Property Operating Expenses

EUR million	Q2/2012	Q2/2011	Change-%	Q1-Q2/2012	Q1-Q2/2011	Change-%	2011
Heating and electricity	5.2	5.2	0.8%	12.9	12.9	0.2%	24.2
Maintenance expenses	6.4	6.1	4.3%	12.8	12.1	5.7%	23.3
Land lease fees and other rents	0.5	0.3	50.3%	0.8	0.6	33.3%	1.3
Property personnel expenses	0.2	0.2	-15.4%	0.4	0.4	-0.4%	0.6
Administrative and management fees	0.6	0.6	5.7%	1.1	1.2	-4.6%	2.3
Marketing expenses	1.5	1.2	18.6%	2.5	2.3	10.7%	5.6
Property insurances	0.1	0.1	20.9%	0.3	0.3	10.8%	0.5
Property taxes	1.7	1.6	6.1%	3.4	3.3	2.6%	6.4
Repair expenses	1.7	2.0	-12.0%	3.7	4.0	-7.2%	7.5
Other property operating expenses	0.1	0.0	—	0.1	0.0	105.2%	-0.1
Total	18.0	17.3	3.8%	37.9	37.0	2.6%	71.6

Two properties generated no income during the first six months of 2012 and 2011, while these generated expenses of EUR 0.1 million (EUR 0.1 million)

5. Earnings per Share

	Q1-Q2/2012	Q1-Q2/2011	Change-%	2011
Earnings per share, basic
Profit/loss attributable to parent company shareholders, EUR million	26.6	19.1	39.7%	13.0
Average number of shares, million	277.8	244.6	13.6%	259.8

Earnings per share (basic), EUR	0.10	0.08	23.0%	0.05

Earnings per share, diluted
Profit/loss attributable to parent company shareholders, EUR million	26.6	19.1	39.7%	13.0
Expenses from convertible capital loan, the tax effect deducted (EUR million) 1)	1.9	2.0	-5.2%	—

Profit/loss used in the calculation of diluted earnings per share (EUR million)	28.6	21.1	35.4%	13.0
Average number of shares, million	277.8	244.6	13.6%	259.8
Convertible capital loan impact, million 1)	17.0	17.0	0.0%	—
Adjustment for stock options, million	—	—	—	—
Adjustments for long-term share-based incentive plan, million	0.0	0.2	-80.3%	0.1

Average number of shares used in the calculation of diluted earnings per share, million	294.8	261.7	12.6%	259.9

Earnings per share (diluted), EUR	0.10	0.08	20.2%	0.05

1)

The potential new shares from the conversion of convertible capital loan and the expenses from convertible loan (less the tax effect) are not included in calculating 2011 diluted per-share figures, because the earnings per share basic would be less than diluted earnings per share. Adjustments for long-term share-based-incentive plan and stock options are taken into account when calculating the diluted earnings per share.

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6. Investment Property

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On 30 June 2012, the first mentioned category included Koskikeskus in Finland as well as Åkermyntan Centrum in Sweden. On 30 June 2011, the first mentioned category included Kirkkonummen Liikekeskus, Lahden Hansa (Trio), Myllypuro, Martinlaakso and Koskikeskus and Myyrmanni in Finland.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

EUR million	30 June 2012
	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	526.4	1,995.7	2,522.1
Acquisitions	7.9	19.5	27.4
Investments	14.8	33.4	48.2
Disposals	—	-2.1	-2.1
Capitalized interest	0.4	0.4	0.8
Fair value gains on investment property	—	25.4	25.4
Fair value losses on investment property	-1.1	-18.3	-19.4
Exchange differences	0.1	10.9	11.1
Transfers between items	-373.7	362.2	-11.6
At period-end	174.8	2,427.2	2,602.0

EUR million	30 June 2011
	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	326.1	2,041.6	2,367.7
Acquisitions	—	131.8	131.8
Investments	16.3	12.4	28.7
Disposals	—	-4.4	-4.4
Capitalized interest	0.7	0.9	1.6
Fair value gains on investment property	4.6	23.4	28.0
Fair value losses on investment property	-2.5	-29.4	-31.9
Exchange differences	—	-15.2	-15.2
Transfers between items	-0.2	0.2	0.0
At period-end	345.1	2,161.3	2,506.4

EUR million	31 Dec. 2011
	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	326.1	2,041.6	2,367.7
Acquisitions	—	139.9	139.9
Investments	23.5	48.9	72.4
Disposals	—	-16.6	-16.6
Capitalized interest	0.5	2.0	2.6
Fair value gains on investment property	20.3	19.5	39.8
Fair value losses on investment property	-0.2	-74.9	-75.1
Exchange differences	0.1	3.9	4.0
Transfers between items	156.0	-168.7	-12.7
At period-end	526.4	1,995.7	2,522.1

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An external professional appraiser has conducted the valuation of the company’s investment properties with a net rental income based cash flow analysis. Market rents, occupancy rate, operating expenses and yield requirement form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

	Weighted average yield requirement (%)			Weighted average market rents (€/sq.m.)
	30 June 2012	30 June 2011	31 Dec. 2011	30 June 2012	30 June 2011	31 Dec. 2011
Finland	6.3	6.3	6.3	25.6	24.7	24.4
Sweden	5.9	6.0	5.9	24.8	23.7	23.6
Baltic Countries	7.9	8.0	8.0	20.9	19.5	20.8
Average	6.4	6.4	6.4	24.8	24.0	23.8

7. Investment Properties Held for Sale

On 30 June 2012, the Investment Properties Held for Sale comprised certain residentials in the shopping centres Jakobsberg Centrum and Tumba Centrum located in Sweden. These transactions are expected to be finalised in July and August 2012. On 31 December 2011, the Investment Properties Held for Sale included two properties, Floda and Landvetter in Sweden, which were sold in January and March 2012.

EUR million	30 June 2012	30 June 2011	31 Dec. 2011
At period-start	12.7	1.5	1.5
Disposals	-12.9	-1.5	-1.5
Exchange differences	0.2	—	—
Transfers from investment properties	11.6	—	12.7
At period-end	11.6	—	12.7

8. Cash and Cash Equivalents

EUR million	30 June 2012	30 June 2011	31 Dec. 2011
Cash in hand and at bank	69.4	29.3	91.3
Short-term deposits	0.0	0.1	0.1
Total	69.5	29.4	91.3

9. Derivative Financial Instruments

EUR million	30 June 2012		30 June 2011		31 Dec. 2011
	Nominal amount	Fair value	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate derivatives
Interest rate swaps
Maturity:
less than 1 year	—	—	—	—	30.0	-0.5
1-2 years	25.0	-1.2	113.0	-4.4	28.2	-1.3
2-3 years	178.8	-6.1	78.2	-2.9	152.5	-5.7
3-4 years	198.9	-8.2	250.1	-3.4	173.9	-6.6
4-5 years	247.9	-16.5	193.1	1.2	257.1	-15.0
over 5 years	362.6	-27.2	302.6	0.0	363.8	-25.4

Subtotal	1,013.2	-59.3	937.0	-9.5	1,005.4	-54.4

Foreign exchange derivatives
Forward agreements
Maturity:
less than 1 year	69.3	-1.0	12.0	0.2	20.8	0.3

Total	1,082.5	-60.3	948.9	-9.3	1,026.3	-54.1

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The fair value of derivative financial instruments represents the market value of the instrument with prices prevailing at the end of the period. Derivative financial instruments are used in hedging the interest rate risk of the interest bearing liabilities and foreign currency risk.

The fair values include foreign exchange rate loss of EUR 0.9 million (gain EUR 0.2 million) which is recognised in the statement of comprehensive income under net financial income and expenses.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 1,013.2 million (EUR 937.0 million). The change in fair values of these derivatives (net of taxes), EUR -2.7 million (EUR 6.2 million) is recognised under other comprehensive income, taking the tax effect into account.

10. Dividends and Return from the Invested Unrestricted Equity Fund

In accordance with the proposal by the Board of Directors, the Annual General Meeting held on 21 March 2012 decided on a dividend of EUR 0.04 per share for the financial year 2011 (EUR 0.04 for the financial year 2010) and EUR 0.11 per share was decided to be returned from the invested unrestricted equity fund (EUR 0.10 for the financial year 2010).

Dividend and equity return of EUR 41.7 million in total for the financial year 2011 (EUR 34.2 million for the financial year 2010) were paid on 4 April 2012.

11. Loans

During the period, repayments of interest-bearing debt amounting to EUR 12.2 million were made in line with previously disclosed repayment terms.

Other proceeds and repayments from/of long-term loans in the cash-flow statement arose from the use of revolving credit facilities and new term loans.

12. Contingent Liabilities

EUR million	30 June 2012	30 June 2011	31 Dec. 2011
Mortgages on land and buildings	36.4	36.0	35.9
Bank guarantees	62.3	42.5	39.2
Capital commitments	27.6	15.8	20.4

On 30 June 2012, Citycon had capital commitments of EUR 27.6 million (EUR 15.8 million) relating mainly to development and redevelopment projects.

13. Related Party Transactions

Citycon Group’s related parties comprise the parent company, subsidiaries, associated companies, minority companies, Board members, CEO, Corporate Management Committee members and Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 48.0 per cent on 30 June 2012 (30 June 2011: 47.3% ). During the first two quarters in 2012 and 2011, Citycon had the following significant transactions with Gazit-Globe Ltd.:

Convertible capital loan

The outstanding amount of convertible capital loan was EUR 71.3 million on 30 June 2012 (EUR 71.3 million on 30 June 2011) and the carrying amount was EUR 69.0 million on 30 June 2012 (EUR 67.2 million). Based on the information Citycon has received, Gazit-Globe Ltd. held 58.9 per cent (58.9%) out of the outstanding amount of convertible capital loan, i.e. EUR 40.7 million (EUR 39.6 million) out of the carrying amount of convertible capital loan on 30 June 2012. Total of EUR 1.7 million (EUR 1.7 million) out of the convertible capital loan interest liability belong to Gazit-Globe Ltd. on 30 June 2012.

Purchases of services

Citycon has paid expenses of EUR 0.0 million (EUR 0.1 million) to Gazit-Globe Ltd. and its subsidiaries and invoiced expenses of EUR 0.1 million (EUR 0.2 million) forward to Gazit-Globe Ltd. and its subsidiaries.

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14. Key Figures

	Q1-Q2/2012	Q1-Q2/2011	Change-%	2011
Operating profit, EUR million	71.2	54.2	31.5%	81.8
% of turnover	61.3%	51.1%	20.0%	37.7%
Profit/loss before taxes, EUR million	38.5	23.9	60.9%	19.7
Earnings per share (diluted), EUR	0.10	0.08	20.2%	0.05
Equity per share, EUR	3.19	3.43	-7.0%	3.25
Gearing, %	160.2	171.2	-6.4%	151.4
Net interest-bearing debt (fair value), EUR million	1,530.3	1,540.1	-0.6%	1,463.5
Personnel (at the end of the period)	134	134	0.0%	136

The formulas for key figures can be found from the 2011 annual financial statements.

15. Shareholders, Share Capital and Shares

At the end of June, Citycon had a total of 5,825 (4,038) registered shareholders, of which ten were account managers of nominee-registered shares. Nominee-registered and other international shareholders held 224.5 million (214.8 million) shares, or 80,8 per cent (87.8%) of shares and voting rights in the company.

Flagging notices

The company did not receive any flagging notices during the period.

Information on shares and share capital

	Q1-Q2/2012	Q1-Q2/2011	Change-%	2011
Share price, transactions, EUR
Low	2.12	2.77	-23.5%	2.02
High	2.71	3.41	-20.5%	3.41
Average	2.42	3.18	-23.9%	2.77
Latest	2.23	3.10	-28.1%	2.31
Market capitalisation at period-end, EUR million	619.6	758.2	-18.3%	641.7

Share trading volume
Number of shares traded, million	40.6	38.0	6.8%	97.5
Value of shares traded, EUR million	98.2	120.7	-18.6%	270.7

Share capital and shares
Share capital at period-start, EUR million	259.6	259.6	—	259.6
Share capital at period-end, EUR million	259.6	259.6	—	259.6

Number of shares at period-start, million	277.8	244.6	13.6%	244.6
Number of shares at period-end, million	277.8	244.6	13.6%	277.8

During the period, there were no changes in the company’s share capital. The number of the company’s shares increased by 36,713 shares which were issued to the Group’s key employees as a part of the company’s long-term incentive plan in May. No new shares will be issued based on this plan. The company has a single series of shares, with each share entitling to one vote at general meetings of shareholders. The shares have no nominal value.

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Board authorisations and own shares

Pursuant to a share issue authorisation granted by the Annual General Meeting of 2012, the Board of Directors can decide on an issuance of a maximum of 50 million shares or conveyance of treasury shares. By virtue of this authorisation, the Board may also decide to issue stock options and other special rights. The Board exercised this authorisation in May when it dediced to issue incentive shares mentioned above. The authorisation will be valid until the next Annual General Meeting.

The Annual General Meeting of 2012 authorised the Board of Directors to decide on the acquisition of 20 milion of the company’s own shares. The authorisation will be valid until the next Annual General Meeting. At period-end, the Board of Directors had no other authorisations.

During the reporting period, the company held no treasury shares.

Stock options 2011

The Board of Directors of Citycon Oyj decided on 3 May 2011, by virtue of an authorisation granted by the Annual General Meeting held on 13 March 2007, to issue stock options to the key personnel of the company and its subsidiaries.

The maximum total number of stock options that can be issued is 7,250,000, and they entitle their owners to subscribe for a maximum total of 7,250,000 new shares in the company or existing shares held by the company. The stock options are marked with the symbols 2011A(I), 2011A(II) and 2011A(III); 2011B(I), 2011B(II) and 2011B(III); 2011C(I), 2011C(II) and 2011C(III); and 2011D(I), 2011D(II) and 2011D(III).

The number of shares subscribed by exercising stock options 2011 corresponds to a maximum total of 2.6 per cent of the shares and votes in the company, after the potential share subscription, if new shares are issued in the share subscription.

By the end of the reporting period, a total of 6,780,000 stock options 2011 had been distributed comprising a total of 2,250,000 stock options divided into sub-categories 2011A–D(I), a total of 2,350,000 stock options divided into sub-categories 2011A–D(II) and a total of 2,180,000 stock options divided into sub-categories 2011A–D(III).

Share subscription price

The subscription prices of the shares to be subscribed for by exercising the 2011 stock options are as follows:

Option category	Subscription price
2011A-D(I)	3.17
2011A-D(II)	3.31
2011A-D(III)	2.63

Each year, the per-share dividends and equity returns, differing from the company’s normal practice, may be deducted from the share subscription price.

Share subscription period

Share subscription periods of stock options 2011 are as follows:

Option category	2011A(I-III)	2011B(I-III)	2011C(I-III)	2011D(I-III)
Share subscription period begins	1 April 2012	1 April 2013	1 April 2014	1 April 2015
Share subscription period ends	31 March 2018	31 March 2018	31 March 2018	31 March 2018

Share subscription period with stock options 2011A(I-III) began on 1 April 2012. No shares were subcribed exercising these stock options during the period.

The stock option plan 2011 is covered in more detail in the company’s Financial Statements 2011. The terms and conditions of stock options 2011 in their entirety are available on the corporate website at www.citycon.com/options.

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Financial Reports in 2012

Citycon will issue one more interim report during the financial year 2012 as follows:

January–September 2012 on Wednesday, 10 October 2012 at about 9.00 a.m.

For more investor information, please visit the corporate website at www.citycon.com.

For further information, please contact:

Marcel Kokkeel, CEO

Tel. +358 20 766 4521 or +358 40 154 6760

marcel.kokkeel@citycon.fi

Eero Sihvonen, Executive Vice President and CFO

Tel. +358 20 766 4459 or +358 50 557 9137

eero.sihvonen@citycon.fi

Distribution:

NASDAQ OMX Helsinki

Major media

www.citycon.com

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 30 JUNE 2012	32

Report on Review of Citycon Oyj’s Interim Financial

Information for the period January 1 – June 30, 2012

To the Board of Directors of Citycon Oyj

Introduction

We have reviewed the accompanying statement of financial position of Citycon Oyj as of June 30, 2012 and the related statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, and explanatory notes prepared in accordance with International Financial Reporting Standards as adopted by the EU. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of this interim financial information in accordance with the Securities Market Act, chapter 2, paragraph 5 a. Based on our interim review we express at the request of the Board of Directors a report in accordance with the Securities Market Act, chapter 2, paragraph 5 a.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information, prepared in accordance with International Financial Reporting Standards as adopted by the EU, does not give a true and fair view of the financial position of the entity as at June 30, 2012, and of its financial performance and its cash flows for the six-month period then ended in accordance with the Securities Market Act.

July 10, 2012

ERNST & YOUNG OY

Authorized Public Accountants

Tuija Korpelainen, Authorized Public Accountant

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